Stream Communications Network & Media Inc.

Goraszewska 6 Street

Warsaw, 02-910 Poland

January 23, 2009

Mrs. Kathryn Jacobson

Senior Staff Accountant

United States Securities and Exchange Commission

Fax 703 813 6939

Re:

Stream Communications Network & Media Inc.

Form 20-F for Fiscal Year Ended December 31, 2007

Filed August 21, 2008

File No. 0-30942

Mail Stop 3720 (letter dated on Dec 23, 2008)

Dear Mrs. Jacobson,

Please receive our answer to the letter you sent by fax on December 23, 2008.

You may contact me at my telephone +48 22 538 91 17, fax + 48 22 828 75 66, or e-mail mmazurek@centrumdb.pl

Sincerely,

/s / Michal Mazurek

Michal Mazurek

Chief Financial Officer

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Answer to question 1:

Accounting the costs of customer/subscriber installation - the question is about the methodology of accounting in 2007, since the CFO have been changed and we do not have an effective contact with the previous one we have to check this issue with the auditor. We have sent the question to the auditor auditing our annual report for 2007 and by the date of February 10, 2009 we should be able send to SEC the answer for the question.

Answer to question 2

In Management's opinion there was not a substantial doubt on the Company's ability to continue as a going concern. There is the year 2009 and the Company still continues its business activity (holding) and will continue at least for the next two years. The auditor did not asked us to provide such a testing and in our understanding it is a kind of confirmation there was not a need for this. The main asset of our Company is the investment in Stream Poland which is shown in the balance sheet date at the fair value. As the investing and holding company we do not have other substantial assets that value should be impaired.

Answer to question 3

The overall management conclusion on the effectiveness internal controls over the financial reporting

We will amend the Form 20-F as requested to insert the conclusion that "Management has determined that its internal controls over financial reporting are not effective."

Answer to question 4

We need to check the issue of reconciliation with our auditor . We have sent the question to the auditor auditing our annual report for 2007 and by the date of February 10, 2009 we should be able send to SEC the answer for the question.

Answer to question 5

We need to check the issue of presentation proforma financial information with our auditor. We have sent the question to the auditor auditing our annual report for 2007 and by the date of February 10, 2009 we should be able send to SEC the answer for the question.

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